August 16, 2024

Hugh S. Griffith
Chief Executive Officer
NuCana plc
3 Lochside Way
Edinburgh, EH12 9DT
United Kingdom

        Re: NuCana plc
            Registration Statement on Form F-3
            Filed August 15, 2024
            File No. 333-281576
Dear Hugh S. Griffith:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John T. Rudy, Esq.